Mail Stop 4561
Via fax (715) 424-3414

September 25, 2009

Terrance D. Paul
Chief Executive Officer
Renaissance Learning, Inc.
2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, WI 54495

> **Re:** **Renaissance Learning, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 0-22187**

Dear Mr. Paul:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief